                                                                  Exhibit (a)(8)
                                                                  --------------

                   FOR IMMEDIATE RELEASE - February 18, 2000

Confirmation:  Patrick R. McDonald, President
               CEC Resources Ltd.
               303-863-1555

                    CARBON ENERGY COMPLETES EXCHANGE OFFER
                           FOR CEC RESOURCES SHARES

     Denver, Colorado, February 18, 2000 - CEC Resources Ltd., Alberta, Canada (AMEX: CGS) and Carbon Energy Corporation announced today that Carbon Energy has completed its offer to exchange shares of Carbon Energy for shares of CEC Resources. Of the 1,521,400 outstanding shares of CEC Resources, 1,483,288 shares, or over 97% of the outstanding shares were exchanged. The exchange offer is the last step in transactions to combine Bonneville Fuels Corporation and CEC Resources.

     The exchange offer was to exchange each share of CEC Resources for one share of Carbon Energy. The exchange offer expired at 5:00 p.m., Eastern Standard Time, on February 17, 2000.

     The exchange offer results from the acquisition of Bonneville Fuels, originally proposed by CEC Resources and completed by Carbon Energy. Carbon Energy purchased Bonneville Fuels with equity financing from Yorktown Energy Partners III, L.P. ("Yorktown"). Yorktown purchased 4,500,000 shares of Carbon Energy at a price of $5.50 per share. Bonneville Fuels is currently a subsidiary of Carbon Energy. As a result of the exchange offer, CEC Resources is now a more than 97% owned subsidiary of Carbon Energy.

     Carbon Energy will have approximately 6,000,000 shares outstanding. Carbon Energy has applied to list its stock on the American Stock Exchange under the trading symbol CRB. Because CEC's stock will no longer meet the requirements for listing on the American Stock Exchange, the American Stock Exchange has commenced proceedings to delist the common stock of CEC Resources.

     Bonneville Fuels is an oil and gas exploration and production company with working interests in approximately 290 oil and natural gas wells and over 150,000 net acres located in Colorado, Kansas, New Mexico, Texas, and Utah.

     CEC Resources is an oil and gas exploration and production company with working interests in approximately 66 oil and natural gas wells and over 22,575 net acres located in Alberta and Saskatchewan, Canada.

     Carbon Energy will seek continued growth through the exploration of existing assets by development of proved reserves, acquisitions of complementary properties, optimization of gathering, compression and processing facilities, exploration for oil and gas potential reserves in core areas, and identification of acquisition opportunities in Canada and the United States.